EXHIBIT 4(b) (xvii)

[LLOYDS TSB LOGO]

Ms. C.J. McCall

24th September, 2008

DIRECTORSHIP

I am delighted that the board of Lloyds TSB Group plc has confirmed your appointment as an independent non-executive director with effect from 1st October, 2008. You will also join the board of Lloyds TSB Bank plc from the same date. Arrangements for you to join one of the board committees will be dealt with at a later date.

So that we may attend to the usual formalities, I should be grateful if you would review and complete the enclosed forms and return them to me.

Any future changes to the information in these forms, including any which might affect your position as an independent non-executive director or constitute a conflict of interests, should be routed through me, please.

You will see from the items in the attached folder that non-executive directors are appointed for specified terms, with the initial term not exceeding three years, subject to the provisions of the Companies Act and the articles of association, including those relating to election/re-election by the shareholders at annual general meetings. Further terms would be appropriate, if you and the board were to agree in due course.

An indication of the amount of time non-executive directors are expected to devote to the company’s affairs is outlined in section (5) of item 1(E) of the folder. By accepting these appointments, you have confirmed that you are able to allocate sufficient time to meet the expectations of your role. We should, therefore, be grateful if you would seek the agreement of the Chairman before accepting additional commitments that might impact on the time you are able to devote to your role as a non-executive director of the companies.

There is also information in the folder about the role, duties and responsibilities of directors, as well as details regarding fees for board and committee membership.

Other information included in the folder relates to the process regarding the evaluation of the performance of the board, its committees and individual directors; directors’ and officers’ liability insurance; taking independent professional advice at the company’s expense; and board committees.

Lloyds TSB Group plc is registered in Scotland no. 95000
Registered office: Henry Duncan House, 120 George Street, Edinburgh EH2 4LH
Lloyds TSB Bank plc is registered in England and Wales no. 2065
Registered office: 25 Gresham Street, London EC2V 7HN

It is the Group’s current policy to indemnify its directors and a deed of indemnity is attached. Would you please sign the deed in the presence of a witness, who should also sign, and return it to me. I shall arrange for a copy of the completed deed to be sent to you in due course.

Details about the induction arrangements for new directors are given in item 1(H) of the folder. We have already been in touch with you about your introduction programme which is being developed. I am also attaching a draft introduction programme and I shall liaise with you shortly about arranging meetings.

Sarah Richards has confirmed that we should use your existing ‘Scott Place’ service address for Companies House purposes.

Directors are encouraged to hold shares in Lloyds TSB Group plc and unless you already have a shareholding, you may wish to buy some, so that it appears in the report and accounts, at the end of the year, that you have a stake in the group. I attach a letter form the Group Compliance Director which gives details of the procedure for dealing in shares, and includes explanatory notes on the code of market conduct/model code.

I am sorry about the formality of this letter, which is designed to be publicly available, to meet corporate governance requirements.

I hope that you will not hesitate to contact me for assistance in any matters during the term of your directorship.

Finally, I attach a recent announcement regarding the Lloyds TSB/HBOS merger proposal together with a related guidance note on “do’s and dont’s” for Lloyds TSB directors and a responsibilities briefing.

/S/ Margaret Coltman

Margaret Coltman
General Counsel & Company Secretary
Lloyds TSB Group plc and
Lloyds TSB Bank plc

Enclosures
Deed of indemnity
Draft introduction programme
Personal details
Personal folder
Letter from the Group Compliance Director
Lloyds TSB/HBOS merger proposal
Guidance note
Responsibilities briefing

Lloyds TSB Group plc is registered in Scotland no. 95000
Registered office: Henry Duncan House, 120 George Street, Edinburgh EH2 4LH
Lloyds TSB Bank plc is registered in England and Wales no. 2065
Registered office: 25 Gresham Street, London EC2V 7HN